UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

A.D.A.M. Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00088U108
(CUSIP Number)

May 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 00088U108		Page 2 of 7 Pages

1	NAME OF REPORTING PERSON:
	SPHERA GLOBAL HEALTHCARE MASTER FUND
	I.R.S. Identification Nos. of above persons (entities only): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
	5	SOLE VOTING POWER:

NUMBER OF		0
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER:

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	496,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.08%
12	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13G
CUSIP No. 00088U108		Page 3 of 7 Pages

1	NAME OF REPORTING PERSON:
	SPHERA GLOBAL HEALTHCARE FUND
	I.R.S. Identification Nos. of above persons (entities only): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
	5	SOLE VOTING POWER:

NUMBER OF		0
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH:	8	SHARED DISPOSITIVE POWER:

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	496,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.08%
12	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13G
CUSIP No. 00088U108		Page 4 of 7 Pages

1	NAME OF REPORTING PERSON:
	SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.
	I.R.S. Identification Nos. of above persons (entities only): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☒
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel
	5	SOLE VOTING POWER:

NUMBER OF		496,691
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		496,691
WITH:	8	SHARED DISPOSITIVE POWER:

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	496,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.08%
12	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13G
CUSIP No. 00088U108		Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

A.D.A.M. Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1600 RiverEdge Parkway, Suite 100, Atlanta, Georgia 30328-4696

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i) SPHERA GLOBAL HEALTHCARE MASTER FUND (“Master Fund”)

ii) SPHERA GLOBAL HEALTHCARE FUND (“Global Fund”)

iii) SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P. (“Management”)

    This statement related to Shares (as defined below) held by Master Fund. Approximately 98% of Master Fund is owned by Global Fund. Management has voting and investment power with respect to securities owned by Master Fund.

Item 2(b).	Address of Principal Business Office or if none, Residence:

    For Master Fund and Global Fund, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104 Cayman Islands. For Management, Platinum House 21 Ha’arba’ah Street, Tel Aviv 64739 Israel.

Item 2(c).	Citizenship:

1) Cayman Islands

2) Cayman Islands

3) Israel

Item 2(d).	Title of Class of Securities:

Common Stock (the "Shares")

Item 2(e).	CUSIP No. 00088U108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), whether the person is filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

    As of the Date of Event, each of the Reporting Person may be deemed to be the beneficial owner of 496,691 shares. Management, by virtue of the relationship described herein, may be deemed to beneficially own the Shares. Management disclaims beneficial ownership of the Shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13G
CUSIP No. 00088U108		Page 6 of 7 Pages

Item 4(b).	Percent of Class:

According to the Issuer’s Form 10-Q filed on May 14, 2008 the number of Shares outstanding as of May 9, 2008 was 9,782,075. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 496,691 of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:
Master Fund

i) Sole power to vote or direct the vote 0
ii) Shared power to vote or direct the vote 0
iii) Sole power of dispose or to direct the dispostion of 0
iv) Shared power to dispose or to direct the dispostion of 0

Global Fund

i) Sole power to vote or direct the vote 0
ii) Shared power to vote or direct the vote 0
iii) Sole power of dispose or to direct the dispostion of 0
iv) Shared power to dispose or to direct the dispostion of 0

Management

i) Sole power to vote or direct the vote 496,691
ii) Shared power to vote or direct the vote 0
iii) Sole power of dispose or to direct the dispostion of 496,691
iv) Shared power to dispose or to direct the dispostion of 0

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
SPHERA GLOBAL HEALTHCARE MASTER FUND

Item 8.	Identification and Classification of Members of the Group:

SPHERA GLOBAL HEALTHCARE MASTER FUND
SPHERA GLOBAL HEALTHCARE FUND
SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:

    By signing below each of the Reporting Persons certify that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SCHEDULE 13G
CUSIP No. 00088U108		Page 7 of 7 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2008	SPHERA GLOBAL HEALTHCARE MASTER FUND

	By:	/s/ Doron Breen
Name: Doron Breen
Title: Director

Date: June 6, 2008	SPHERA GLOBAL HEALTHCARE FUND

	By:	/s/ Doron Breen
Name: Doron Breen
Title: Director

Date: June 6, 2008	SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

	By:	/s/ Doron Breen
Name: Doron Breen
Title: Authorized Signatory

Joint Filing Agreement

    In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value, of A.D.A.M. Inc.

    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement the 6th day of June, 2008.

SPHERA GLOBAL HEALTHCARE MASTER FUND

By: /s/ Doron Breen
Name: Doron Breen
Title: Director

SPHERA GLOBAL HEALTHCARE FUND

By: /s/ Doron Breen
Name: Doron Breen
Title: Director

SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

By: /s/ Doron Breen
Name: Doron Breen
Title: Director